Exhibit 99.1

DHT Holdings, Inc. Acquires 2002 Built VLCC

ST. HELIER, Channel Islands, Mar 21, 2011 -- DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

DHT has acquired a VLCC built 2002 at Samsung for USD 67.0 million. The vessel will be delivered during the second quarter of 2011 and will be named DHT Eagle. The vessel will be employed on a two year time charter at USD 32,300 net per day. The company will finance the acquisition with cash at hand and bank debt.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

DHT Holdings, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
eu@dhtankers.com